STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

Report of Independent Registered Public Accounting Firm

To the Members
Kalorama Capital, LLC
Washington, DC

We have audited the accompanying statement of financial condition of Kalorama Capital, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Kalorama Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalorama Capital, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Kalorama Capital, LLC's financial statements. The supplementary information is the responsibility of Kalorama Capital, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with Rule 17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 24, 2017